Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated November 20, 2012	Registration Statement No. 333-184752
Supplementing the Preliminary
Prospectus Supplement dated November 19, 2012
(To Prospectus dated November 15, 2012)

Kennedy-Wilson, Inc.

7.75% Senior Notes due 2042

The information in this pricing term sheet relates to the offering of the 7.75% Senior Notes due 2042 of Kennedy-Wilson, Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 19, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated November 15, 2012, including the documents incorporated by reference therein, relating to Registration Statement No. 333-184752. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer:	Kennedy-Wilson, Inc. (the “Issuer”)

Security:	7.75% Senior Notes due 2042 (the “Notes”)

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings:	B2 (Moody’s Investors Service, Inc.)

BB- (Standard & Poor’s Ratings Services)

Note: A securities rating is not a recommendation to buy, sell or hold securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating. These are only expected ratings, and a credit rating may not be issued or may be issued below the expected ratings referred to above.

Principal Amount:	$50,000,000 (or $57,500,000 if the underwriters’ option to purchase additional Notes to cover over-allotments, if any, is exercised in full).

Maturity:	December 1, 2042

Minimum Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Coupon (Interest Rate):	7.75%

Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from November 28, 2012, if settlement occurs after that date.

Interest Payment Dates:	March 1, June 1, September 1 and December 1, beginning on March 1, 2013

Optional Redemption:	At any time and from time to time on or after December 1, 2017, the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:	At any time prior to December 1, 2017, the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus an applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date. The “make-whole” premium will be determined as described under the caption “Description of the Notes—Optional Redemption” using a discount rate of Treasury plus 50 basis points, subject to a minimum premium of 1.00% of the principal amount of the Notes to be redeemed.

Pricing Date:	November 20, 2012

Trade Date:	November 20, 2012

Settlement Date:	November 28, 2012

The Issuer expects that delivery of the Notes will be made to investors on or about the Settlement Date, which will be the fifth business day following the Pricing Date (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Notes before the third business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Use of Proceeds:	The Issuer estimates that the net cash proceeds from the sale of the Notes will be approximately $48.1 million (or, if the underwriters fully exercise their over-allotment option, $55.4 million), after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer currently intends to use the net proceeds from the sale of the Notes for general corporate purposes, including future acquisitions and co-investments, and to repay the outstanding balance under its unsecured revolving credit facility.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions, and proceeds, before expenses, to the Issuer.

	Per Note	Total
Public Offering Price	$25.0000	$50,000,000
Underwriting discounts and commissions	$0.7875	$1,575,000
Proceeds, before expenses, to the Issuer	$24.2125	$48,425,000

Expected Listing:	NYSE

CUSIP / ISIN Numbers:	489399 303 / US4893993034

Joint Book-Running Managers:	Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Co-Managers:	Deutsche Bank Securities Inc.

Changes to the Preliminary Prospectus Supplement

Woodstone Apartments Mortgage

The disclosure in the Preliminary Prospectus Supplement under the heading “Description of Other Indebtedness—Other Consolidated Debt—Woodstone Apartments Mortgage” is modified to read as follows:

In October 2011, KW Ravenswood LLC, an entity in which we own a majority of the ownership interests, borrowed approximately $14.4 million from, and issued a promissory note in the same amount to, CBRE Capital Markets, Inc. The note was later assigned to Freddie Mac. The loan is secured by our Woodstone Apartments multifamily project in Lompoc, California. The loan bears interest, payable monthly, at a rate of 4.19% per annum and matures on November 1, 2018. The proceeds of this loan were used to retire a prior loan from General Electric Capital Corporation that was secured by this property.

As of September 30, 2012, the outstanding balance under this loan was approximately $14.4 million.

Total Senior Indebtedness

The disclosure in the Preliminary Prospectus Supplement on pages S-8 and S-35 regarding the as adjusted total senior indebtedness of Kennedy-Wilson, Inc. and its subsidiaries that are guarantors and on page S-17 regarding the as adjusted total senior indebtedness of Kennedy-Wilson, Inc. and its subsidiaries is modified to read as follows:

As of September 30, 2012, on an as adjusted basis, after giving effect to the issuance and sale of $50.0 million aggregate principal amount of the notes, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us:

•	Kennedy-Wilson, Inc. and its subsidiaries that are guarantors had $304.4 million of outstanding senior indebtedness, of which:

•	$4.4 million was secured non-recourse mortgage indebtedness; and

•	$300.0 million was unsecured senior indebtedness, consisting of the notes offered hereby and $250.0 million of the 2019 notes;

•	Kennedy-Wilson, Inc. had no indebtedness outstanding under its unsecured revolving credit facility and had $100.0 million of availability thereunder; and

•	Kennedy-Wilson, Inc. had $40.0 million of subordinated indebtedness, consisting entirely of its 2037 debentures.

* * *

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated November 15, 2012) with the Securities and Exchange Commission, or the “SEC,” for the Offering. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by calling 1-866-718-1649 or by emailing prospectus@morganstanley.com; or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, by calling 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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